UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 13, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Airlines, Inc.
File No. 001-02691 - CF#23867

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American Airlines, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.5A, 10.5B, 10.5C, 10.5D and 10.5E to a Form 10-Q filed on July 15, 2009, as modified by the same contract refiled with fewer redactions as Exhibits 10.5A, 10.5B and 10.5E to a Form 10-Q filed on November 6, 2009.

Based on representations by American Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.5A to Form 10-Q filed on July 15, 2009 as modified by:	through January 1, 2019
Exhibit 10.5A to Form 10-Q filed on November 6, 2009	through January 1, 2019
Exhibit 10.5B to Form 10-Q filed on July 15, 2009 as modified by:	through January 1, 2019
Exhibit 10.5B to Form 10-Q filed on November 6, 2009	through January 1, 2019
Exhibit 10.5C to Form 10-Q filed on July 15, 2009	through January 1, 2019
Exhibit 10.5D to Form 10-Q filed on July 15, 2009	through January 1, 2019
Exhibit 10.5E to Form 10-Q filed on July 15, 2009 as modified by:	through January 1, 2019
Exhibit 10.5E to Form 10-Q filed on November 6, 2009	through January 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief -- Legal